082-03744

07026112

TT&T Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and six-month periods ended
30 June 2007

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of TT&T Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 June 2007, and the related statements of income for the three-month and six-month periods then ended, and the related statements of changes in shareholders' equity and cash flows for the six-month period then ended of TT&T Public Company Limited and its subsidiaries, and of TT&T Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews. The consolidated and the Company's statements of income for the three-month and six-month periods ended 30 June 2006, and the related statements of changes in shareholders' equity and cash flows for the six-month period then ended of TT&T Public Company Limited and its subsidiaries, and of TT&T Public Company Limited, respectively, were reviewed by another auditor whose report dated 7 August 2006 stated that nothing had come to her attention that caused her to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles and emphasis on uncertainty of income sharing rate of other value added services which are under pending agreement of, and/or consideration by, TOT Plc. and the disputes with TOT Plc. The Company's financial statements for the three-month and six-month periods ended 30 June 2006 have been restated for the effects of the change in accounting policy for investments in subsidiaries and associates from the equity method of accounting to the cost method, as described in note 18 to the financial statements, and are now termed 'separate' financial statements. I have reviewed the adjustments made to the Company's financial statements. Based on my review, nothing has come to my attention to indicate that those adjustments are not appropriate and properly applied.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without qualifying my reported conclusion on the above financial statements, I draw attention to Notes 3, 16 (b) and 20 (d) to the financial statements, which refer to the following:

1) As discussed in Note 3 to the financial statements, the Company incurred loss from operations of Baht 903 million for the six-month period ended 30 June 2007. The Company and subsidiaries incurred loss from operation of Baht 884 million for the six-month period ended 30 June 2007. As at 30 June 2007, the Company had current liabilities which exceeded current assets by Baht 2,453 million and the Company and subsidiaries had current liabilities which exceeded current assets by Baht 2,469 million. The main reason for the losses and the shortfall in working capital is the dramatic decrease of income from fixed-line telephone and public telephone which has not been

covered by increases in income from value added services, telecommunication network services, and high speed internet services. As a result, the Company temporarily postponed the repayment of loan principal of Baht 1,075 million due on 30 June 2007 to creditors while still keep on paying interest on a normal rate in full amount. The partial principal repayment has been agreed and paid by the Company in July 2007. Presently, the Company is under negotiation with the creditors regarding principal repayment schedule and the default interest of Baht 2.2 million and USD 0.03 million. The Company anticipated that the agreement with the creditors could be reached within 2007. The Company is in the process of Cash Flow Monitoring Procedure according to the loan agreements under which the Company is responsible for presenting operation budget to the Instructing Group for approval. The management believes that the going concern basis of preparation of the financial statements is appropriate on the basis that the Company will be successful in increasing its main income, which derives from the fixed-line telephone service and value added service, especially in data communication and internet, as a result of specific focus on marketing and on various strategies for increasing subscribers and reducing operating costs, including the financial restructuring. Nevertheless, the situation is uncertain and this may have an effect on the Company's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the loan agreements. The ultimate outcome of this matter cannot presently be determined. The financial statements reflect management's current assessments of the impact to date of the situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

2) As discussed in Note 16 (b) to the financial statements, the Company earns income from other value added services, for which some of the income sharing rates are under negotiation and/or arrangement with TOT Plc.

3) As discussed in Note 20 (d) to the financial statements, the Company is in dispute with TOT Plc. over various matters. The outcome cannot presently be determined.

The consolidated and the Company's financial statements for the year ended 31 December 2006 of TT&T Public Company Limited and its subsidiaries, and of TT&T Public Company Limited, respectively, were audited by another auditor whose report dated 19 February 2007 expressed an unqualified opinion on those financial statements with emphasis on going concern matter and the impact of the uncertainty of income sharing rate of other value added services which are pending agreement of, and under consideration by, TOT Plc. and the dispute with TOT Plc. The Company's financial statements for the year ended 31 December 2006 have been restated for the effects of the change in accounting policy for investments in subsidiaries and associate from the equity method of accounting to the cost method, as described in note 18 to the financial statements, and are now termed 'separate' financial statements. I have audited the adjustments that were applied to the restatement of the Company's 2006 financial statements and in my opinion these adjustments are appropriate and have been properly applied. The consolidated and separate balance sheets as at 31 December 2006, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Vannaporn Jongperadechanon)
Certified Public Accountant
Registration No. 4098

KPMG Phoomchai Audit Ltd.
Bangkok
6 August 2007

TT&T Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2007 and 31 December 2006

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	30 June 2007 (Unaudited)	31 December 2006	30 June 2007 (Unaudited)	31 December 2006 (Restated)
		(in thousand Baht)			
Current assets					
Cash and cash equivalents	*19*	255,023	422,910	87,133	193,694
Trade accounts receivable	*6*	1,262,326	1,223,988	1,132,377	1,117,224
Receivable from subsidiaries and associate	*5*	222,386	147,998	333,303	175,018
Other accounts receivable		81,550	53,680	24,175	22,679
Inventories		401,008	398,265	392,477	391,559
Accrued income from telephone services		104,147	113,414	104,147	113,414
Accrued income from long distance telephone services		27,363	28,294	27,363	28,294
Prepaid long distance circuit rental		46,113	36,644	46,113	36,644
Prepaid expenses		49,500	26,576	47,261	23,141
Work in progress & advance payments to subcontractors		112,162	104,822	80,360	43,771
Other current assets		91,903	55,837	26,889	13,866
Total current assets		**2,653,481**	**2,612,428**	**2,301,598**	**2,159,304**
Non-current assets					
Advance for purchase of equipment	*5*	5,465	28,051	5,465	28,051
Investments in subsidiaries and associate	*7*	13,170	34,238	53,500	53,500
Assets not used in operations		36,407	35,338	36,407	35,338
Property, plant and equipment	*8*	5,255,617	5,450,657	4,995,745	5,284,105
Cost of telephone service expansion project transferred to TOT Plc.		25,440,311	26,424,914	25,509,477	26,527,410
Prepaid withholding income tax		442,879	377,839	409,470	343,086
Deposits and others		83,660	63,207	61,018	40,753
Total non-current assets		**31,277,509**	**32,414,244**	**31,071,082**	**32,312,243**
Total assets		**33,930,990**	**35,026,672**	**33,372,680**	**34,471,547**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2007 and 31 December 2006

		Consolidated financial statements		Separate financial statements	
Liabilities and shareholders' equity	*Note*	30 June 2007 (Unaudited)	31 December 2006	30 June 2007 (Unaudited)	31 December 2006 (Restated)
		(in thousand Baht)			
Current liabilities					
Trade accounts and notes payable	*9*	582,929	493,221	469,214	376,857
Other accounts payable		20,099	9,250	6,812	9,140
Payable to subsidiary and associate	*5*	463,261	308,988	364,912	88,060
Current portion of long-term loans	*11*	3,327,284	2,500,278	3,327,284	2,500,278
Current portion of finance lease liabilities	*10*	22,265	8,488	-	-
Accrued long distance circuit rental expenses		85,666	125,636	85,666	125,636
Accrued conduit rental		9,491	9,362	9,491	9,362
Accrued interest expense		6,546	13,500	6,546	13,500
Accrued expenses		394,097	324,794	344,503	286,143
Advance revenue from data communication network		50,738	52,712	50,738	52,712
Other current liabilities		159,862	110,474	89,600	85,094
Total current liabilities		**5,122,238**	**3,956,703**	**4,754,766**	**3,546,782**
Non-current liabilities					
Long-term loans	*11*	15,785,827	17,189,851	15,785,827	17,189,851
Finance lease liabilities	*10*	69,607	42,602	-	-
Other non-current liabilities		16,650	17,115	-	-
Total non-current liabilities		**15,872,084**	**17,249,568**	**15,785,827**	**17,189,851**
Total liabilities		**20,994,322**	**21,206,271**	**20,540,593**	**20,736,633**
Shareholders' equity					
Share capital	*14*				
Authorised share capital		70,000,000	70,000,000	70,000,000	70,000,000
Issued and paid-up share capital		32,424,843	32,424,843	32,424,843	32,424,843
Share premium		9,360,300	9,360,300	9,360,300	9,360,300
Share discount		(8,881,760)	(8,881,760)	(8,881,760)	(8,881,760)
Retained earnings/(Deficit)					
Appropriated					
Legal reserve		63,358	63,358	63,358	63,358
Unappropriated/(Deficit)		(20,030,073)	(19,146,340)	(20,134,654)	(19,231,827)
Total shareholders' equity		**12,936,668**	**13,820,401**	**12,832,087**	**13,734,914**
Total liabilities and shareholders' equity		**33,930,990**	**35,026,672**	**33,372,680**	**34,471,547**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 30 June 2007 and 2006 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2007	2006	2007	2006 (Restated)
		(in thousand Baht)			
Revenues					
Income from Telephone Services Expansion Joint-Investment Agreement	*16 (b)*	1,046,844	1,296,879	1,046,844	1,296,879
Income from telecommunication service		412,442	160,167	-	-
Sales and service income		200,966	50,740	103,022	68,814
Interest income		2,645	12,623	801	10,652
Foreign exchange gain - net		117,810	161,745	117,608	161,745
Other income	*5*	92,433	36,751	113,154	63,350
Share of profit from investments in associate accounted for using the equity method		3,001	-	-	-
Total revenues		**1,876,141**	**1,718,905**	**1,381,429**	**1,601,440**
Expenses					
Cost of sale of goods and rendering of services	*5*	522,198	135,627	82,490	47,887
Operating, administrative and general expenses	*5*	733,001	675,681	710,279	660,287
Depreciation and amortisation		706,246	874,296	703,634	875,061
Directors' remuneration		2,500	2,166	2,500	2,166
Total Expenses		**1,963,945**	**1,687,770**	**1,498,903**	**1,585,401**
Profit (loss) before interest and income tax expenses		**(87,804)**	**31,135**	**(117,474)**	**16,039**
Interest expense		(356,243)	(390,446)	(354,810)	(390,446)
Income tax		-	(9,601)	-	-
Net loss		**(444,047)**	**(368,912)**	**(472,284)**	**(374,407)**
Basic loss per share (Baht)	*17*	**(0.14)**	**(0.11)**	**(0.15)**	**(0.12)**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of income

For the six-month periods ended 30 June 2007 and 2006 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2007	2006	2007	2006 (Restated)
		(in thousand Baht)			
Revenues					
Income from Telephone Services Expansion Joint-Investment Agreement	*16 (b)*	2,105,479	2,742,817	2,105,479	2,742,817
Income from telecommunication service		751,048	261,139	-	-
Sales and service income		381,821	127,515	150,148	146,146
Interest income		3,927	21,737	817	18,032
Foreign exchange gain - net		397,257	762,726	397,028	762,726
Other income	*5*	177,246	75,371	225,670	126,819
Total revenues		**3,816,778**	**3,991,305**	**2,879,142**	**3,796,540**
Expenses					
Cost of sale of goods and rendering of services	*5*	929,336	265,012	112,622	96,370
Operating, administrative and general expenses	*5*	1,435,687	1,273,497	1,358,614	1,244,295
Depreciation and amortisation		1,582,579	1,735,409	1,579,282	1,737,448
Directors' remuneration		5,050	4,444	5,050	4,444
Share of loss from investments in associate accounted for using the equity method	*7*	19,068	-	-	-
Total Expenses		**3,971,720**	**3,278,362**	**3,055,568**	**3,082,557**
Profit (loss) before interest and income tax expenses		**(154,942)**	**712,943**	**(176,426)**	**713,983**
Interest expense		(728,791)	(754,263)	(726,401)	(754,263)
Income tax		-	(9,601)	-	-
Net loss		**(883,733)**	**(50,921)**	**(902,827)**	**(40,280)**
Basic loss per share (Baht)	*17*	**(0.27)**	**(0.02)**	**(0.28)**	**(0.01)**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of changes in shareholders' equity

For the six-month periods ended 30 June 2007 and 2006 (Unaudited)

Consolidated financial statements

	Note	Issued and paid-up share capital	Share premium	Share discount	Retained earnings/(Deficit) Appropriated to legal reserve	Retained earnings/(Deficit) Unappropriated/ (Deficit)	Total shareholders' equity
				(in thousand Baht)			
Balance at 1 January 2006		**32,255,461**	**9,360,300**	**(8,881,396)**	**63,358**	**(18,066,538)**	**14,731,185**
Net loss		-	-	-	-	(50,921)	(50,921)
Ordinary shares		74		(38)	-	-	36
Balance at 30 June 2006		**32,255,535**	**9,360,300**	**(8,881,434)**	**63,358**	**(18,117,459)**	**14,680,300**
Balance at 1 January 2007		**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(19,146,340)**	**13,820,401**
Net loss		-	-	-	-	(883,733)	(883,733)
Balance at 30 June 2007		**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(20,030,073)**	**12,936,668**

Separate financial statements (Restated)

	Note	Issued and paid-up share capital	Share premium	Share discount	Retained earnings/(Deficit) Appropriated to legal reserve	Retained earnings/(Deficit) Unappropriated/ (Deficit)	Total equity of the Company's shareholders
				(in thousand Baht)			
Balance at 1 January 2006		**32,255,461**	**9,360,300**	**(8,881,396)**	**63,358**	**(18,066,538)**	**14,731,185**
Change in accounting policy	*18*	-	-	-	-	(135,773)	(135,773)
Restated balance		32,255,461	9,360,300	(8,881,396)	63,358	(18,202,311)	14,595,412
Net loss		-	-	-	-	(40,280)	(40,280)
Ordinary shares		74	-	(38)	-	-	36
Balance at 30 June 2006		**32,255,535**	**9,360,300**	**(8,881,434)**	**63,358**	**(18,242,591)**	**14,555,168**
Balance at 1 January 2007		32,424,843	9,360,300	(8,881,760)	63,358	(19,146,340)	13,820,401
Change in accounting policy	*18*	-	-	-	-	(85,487)	(85,487)
Restated balance		32,424,843	9,360,300	(8,881,760)	63,358	(19,231,827)	13,734,914
Net loss		-	-	-	-	(902,827)	(902,827)
Balance at 30 June 2007		**32,424,843**	**9,360,300**	**(8,881,760)**	**63,358**	**(20,134,654)**	**12,832,087**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2007 and 2006 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006 (Restated)
	(in thousand Baht)			
Cash flows from operating activities				
Net loss	(883,733)	(50,921)	(902,827)	(40,280)
Adjustments for				
Depreciation and amortisation	1,602,389	1,747,898	1,579,282	1,737,448
Interest income	(3,927)	(21,737)	(817)	(18,032)
Interest expense	728,791	754,263	726,401	754,263
Allowance for doubtful accounts	29,654	93,501	(1,667)	86,569
Allowance for loss of tax refundable	3,969	2,081	-	2,081
Allowance for inventories	(1,105)	7,435	(723)	7,435
Gain on exchange rates	(399,148)	(771,530)	(399,148)	(771,530)
Share of losses from investments accounted for using the equity method	19,068	-	-	-
Gain on disposal of property, plant and equipment	(9,247)	(342)	(8,322)	(342)
Income tax expense	-	9,601	-	-
	1,086,711	1,770,249	992,179	1,757,612
Changes in operating assets and liabilities				
Trade accounts receivable	(64,318)	(188,861)	(15,929)	(140,809)
Accounts receivable from subsidiaries and associate	(73,657)	-	(158,285)	(11,201)
Other accounts receivable	(55,374)	2,458	(24,110)	5,668
Inventories	(63,460)	(16,920)	(62,015)	(15,029)
Other current assets	(67,527)	(37,124)	(73,003)	2,909
Refundable income tax	9,427	191,238	9,424	191,049
Trade accounts and notes payable	95,796	148,113	98,445	92,764
Other accounts payable	10,850	(29,949)	(2,328)	(29,973)
Payable to subsidiaries and associate	154,272	-	276,853	4,999
Accrued long distance circuit rental expenses	(39,971)	6,782	(39,971)	6,782
Accrued conduit rental expenses	129	(20)	129	(20)
Other current liabilities	116,253	(12,308)	60,893	(38,796)
Paid withholding tax	(73,699)	(87,823)	(71,072)	(80,871)
Net cash provided by operating activities	**1,035,432**	**1,745,835**	**991,210**	**1,745,084**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2007 and 2006 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006 (Restated)
	(in thousand Baht)			
Cash flows from investing activities				
Interest received	3,893	22,769	817	18,845
Dividends received	2,000	-	-	-
Proceeds from sale of property, plant and equipment	19,513	538	18,576	538
Purchase of equipment	(165,779)	(201,135)	(97,115)	(167,553)
Increase in cost of Telephone Services				
Expansion Project transferred to TOT Plc.	(130,656)	(75,359)	(97,327)	(74,768)
Advance for purchase of equipment	(5,466)	(298,580)	(5,466)	(298,580)
(Increase) decrease in deposits and others	(130)	(3,912)	58	(3,842)
Net cash used in investing activities	**(276,625)**	**(555,679)**	**(180,457)**	**(525,360)**
Cash flows from financing activities				
Interest paid	(589,682)	(518,091)	(587,293)	(518,091)
Repayment of long-term borrowings	(330,021)	(1,003,832)	(330,021)	(1,003,832)
Finance lease repayments	(6,990)	-	-	-
Proceeds from issue of shares	-	36	-	36
Net cash used in financing activities	**(926,693)**	**(1,521,887)**	**(917,314)**	**(1,521,887)**
Net decrease in cash and cash equivalents	**(167,886)**	**(331,731)**	**(106,561)**	**(302,163)**
Cash and cash equivalents at beginning of period	422,909	1,609,680	193,694	1,360,045
Cash and cash equivalents at end of period	**255,023**	**1,277,949**	**87,133**	**1,057,882**

Non-cash transaction

1. For the six-month period ended 30 June 2007, a subsidiary has acquired vehicle and equipment approximately Baht 48 million by way of financial lease.

2. For the six-month period ended 30 June 2006, the Tranche C warrant holders had exercised their rights by converting Tranche C loans amounting to approximately Baht 169 million.

The accompanying notes are an integral part of these financial statements.

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the directors on 6 August 2007.

1 General information

TT&T Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok 10320.

The Company was listed on the Stock Exchange of Thailand in May 1994.

As at 30 June 2007, the major shareholder is the Jasmine International Public Company Limited which was incorporated in Thailand.

The principal activities of the Company and its subsidiaries (together referred to as the "Group") are operating telecommunication services. The National Telecommunications Commission has granted the type-two license of international internet gateway service and internet network for business operator having its own network to Triple T Global Net Company Limited on 10 January 2007. The license is valid for five years and expired on 9 January 2012.

The consolidated interim financial statements of the Company comprise the Company and its subsidiaries. Details of the Company's subsidiaries are as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 June 2007	Ownership interest 31 December 2006
Direct subsidiaries				
TT&T Subscriber Services Co., Ltd. (TT&T SS)	Installation of dropwire and sale of telephone equipment and installation to subscribers and internet services.	Thailand	99.99%	99.99%
Triple T Global Net Co., Ltd. (TTT GN)	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	99.99%	99.99%
Indirect subsidiaries				
Triple T Telecom Co., Ltd. (TTT TC)	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	99.99%	99.99%

Significant intra-group transactions between the Company and its subsidiaries are eliminated from consolidation.

2 Basis of preparation of financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 41 *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions under the Royal Patronage of His Majesty the King, applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements have been prepared to provide an update on the financial statements for the year ended 31 December 2006. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2006.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise stated.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and six-month periods ended 30 June 2007 are consistent with those applied in the financial statements for the year ended 31 December 2006, except for the change in accounting policy as discussed in Note 18 to the financial statements in respect of interests in subsidiaries and associate in the separate financial statements and change in accounting estimates in useful life of assets as discussed in Note 4 to the financial statements.

3 Results of operations

The Company incurred loss from operations of Baht 903 million for the six-month ended 30 June 2007. The Company and subsidiaries incurred loss from operation of Baht 884 million for the six-month period ended 30 June 2007. As at 30 June 2007, the Company had current liabilities which exceeded current assets by Baht 2,453 million and the Company and subsidiaries had current liabilities which exceeded current assets by Baht 2,469 million. The main reason for the losses and the shortfall in working capital is the dramatic decrease of income from fixed-line telephone and public telephone which has not been covered by increases in income from value added services, telecommunication network services, and high speed internet services. As a result, the Company has to temporarily postpone the principal repayment of Baht 1,075 million due on 30 June 2007 while still keep on paying interest on a normal rate in full amount. The partial principal repayment has been agreed and paid by the Company in July 2007. Presently, the Company is under negotiation with the creditors regarding principal repayment schedule and the default interest of Baht 2.2 million and USD 0.03 million. The Company anticipated that the agreement with the creditors could be reached within 2007. The Company is in the process of Cash Flow Monitoring Procedure according to the loan agreements under which the Company is responsible for presenting operation budget to the Instructing Group for approval. The management believes that the going concern basis of preparation of the financial statements is appropriate on the basis that the Company will be successful in increasing its main income, which derives from the fixed-line telephone service and value added service, especially in data communication and internet, as a result of specific focus on marketing and on various strategies for increasing subscribers and reducing operating costs, including the financial restructuring. Nevertheless, the situation is uncertain and this may have an effect on the Company's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the loan agreements. The

ultimate outcome of this matter cannot presently be determined. The financial statements reflect management's current assessments of the impact to date of the situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

The Group's businesses are not significantly affected by seasonal or cyclical factors during the financial period.

4 Changes in accounting estimates

The Company's estimate in useful life of assets has been changed by extended its useful life of network equipment including public telephone and equipment and it was immediately apply from 1 April 2007 onward as follows:

- Extend useful life of the Company's network equipment from 5 years to 5 - 15 years determined by technical aspect and compose of well-maintained standard and appropriated controlled environment.
- Extend useful life of public telephone and equipment from 3 – 5 years to 3 – 7 years determined by technical aspect and well-maintained.

Thus, the extension in useful life of network equipment and public telephone and equipment, was consequent in decrease of the depreciation expense of Baht 153 million in the second quarter of year 2007.

5 Related party transactions and balances

Related parties are those parties linked to the Group and the Company as shareholders or by common shareholders or directors. Transactions with related parties are conducted at prices based on market prices or, where no market price exists, at contractually agreed prices.

The pricing policies for particular types of transactions are explained further below:

	Pricing policies
Rental and service income	Agreed in the agreement
Sales of Goods	Cost plus margin 2 - 28%
Equipment installation	Agreed in the agreement
Maintenance	Agreed in the agreement
Other income	Agreed in the agreement
Other expenses	Agreed in the agreement

Significant transactions for the three-month and six-month periods ended 30 June 2007 with related parties were summarised as follows:

	Consolidated financial statements		**Separate financial statements**	
	three-month	six-month	three-month	six-month
		(in thousand Baht)		
Subsidiaries				
Consultancy service income			4,500	9,000
Rental and services income	-	-	8,591	18,426
Sales of goods and supplies	-	-	23,449	55,872
Other income	-	-	3,788	7,228
Purchase and installation equipment	-	-	41,980	96,234
Purchase and maintenance equipment	-	-	23,648	44,253
Other Expenses	-	-	30,299	59,539
Associate				
Consultancy service income	26,880	53,760	26,880	53,760
Rental and services income	87,257	170,288	87,257	170,288
Other income	4,000	8,482	4,000	8,482
Rental and services expenses	266,316	514,710	-	-
Related parties				
Rental and services income	233	245	6	18
Rental and services expenses	29,364	54,025	3,088	8,614
Purchase equipment	37,453	110,519	28,748	97,154

Significant transactions for the three-month and six-month periods ended 30 June 2006 with related parties were summarised as follows:

	Consolidated financial statements		**Separate financial statements**	
	three-month	six-month	three-Month	six-month
		(in thousand Baht)		
Subsidiaries				
Consultancy service income	-	-	4,500	9,000
Rental and services income	-	-	26,075	83,138
Sales of goods and supplies	-	-	26,126	46,230
Other income	-	-	226	1,324
Purchase and installation equipment	-	-	28,779	67,197
Purchase and maintenance equipment	-	-	20,057	38,515
Other Expenses	-	-	23,301	46,234
Associate				
Consultancy service income	-	-	17,920	17,920
Rental and services income	-	-	34,728	34,728
Other income	-	-	3,287	3,287
Related parties				
Rental and services income	1,090	10,409	1,090	10,409
Rental and services expenses	21,931	44,357	8,191	16,637
Purchase equipment	133,927	332,112	133,927	332,112

Balances as at 30 June 2007 and 31 December 2006 with related parties were summarised as follows:

	Consolidated financial statements		**Separate financial statements**	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
		(in thousand Baht)		
Receivable from subsidiary and associate companies				
- TT&T Subscriber Services Co., Ltd.	-	-	149,792	62,567
- Triple T Global Net Co., Ltd.	-	-	195	-
- Triple T Broadband Co., Ltd.	222,386	147,998	183,316	112,451
Total	**222,386**	**147,998**	**333,303**	**175,018**
Advance for purchase of equipment				
(Part of the advance for purchase of equipment in the balance sheets)				
- Jasmine Telecom Systems Public Company Limited	**715**	**21,857**	**715**	**21,857**
Payable to subsidiary and associate companies				
Payable				
- TT&T Subscriber Services Co., Ltd.	-	-	346,523	88,060
- Triple T Broadband Co., Ltd.	460,177	308,988	6	-
Advance for purchase of merchandise				
- TT&T Subscriber Services Co., Ltd.	-	-	15,299	-
- Triple T Global Net Co., Ltd.	3,084	-	3,084	-
Total	**463,261**	**308,988**	**364,912**	**88,060**

	Consolidated financial statements		**Separate financial statements**	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
		(in thousand Baht)		
Payable to related companies				
(Part of the trade accounts payable in the balance sheets)				
- Smart Highway Co., Ltd.	10,656	6,157	10,656	6,157
- Loxbit Public Company Limited	252	217	252	217
- Jasmine Telecom Systems Public Company Limited	172,741	138,068	166,386	138,068
- Jasmine Internet Co., Ltd.	4,066	4,957	-	-
- Acumen Co., Ltd.	15,068	19,810	15,068	19,810
- Siam Teltech Computer Co., Ltd.	10,880	8,535	10,880	8,535
- Professional Computer Co., Ltd.	1,811	1,811	1,811	1,811
- Jastel Network Co., Ltd.	6,210	-	-	-
Total	**221,684**	**179,555**	**205,053**	**174,598**

Significant agreements with related parties

The Company entered into car and equipment leasing contracts with a subsidiary to provide fault complaint reception and dropwire maintenance services. The rental fee is paid monthly at the mutually agreed rate. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate it by giving advance notice to the other of not less than 15 days. In the fourth quarter 2006, the Company terminated the equipment leasing contracts. The remaining contracts are car rental contracts for which the rental expense is Baht 7.75 million per month.

The Company entered into a service and consultancy service agreement with a subsidiary under which the Company will provide technical assistance and financial, legal and marketing consultancy services to the subsidiary. Under the terms of the agreement, the Company will receive a service fee of Baht 1.5 million per month. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 30 days.

Effective on 1 April 2005, the Company novated a contract for the supply of the Customer Care and Billing System (CC&B) and the related contracts for the End User Software License Agreement which a subsidiary had agreed with a consortium between Siam Teltech Computer Company Limited, a shareholder, and Convergys Information Management Group, Inc. in the amount of USD 26 million and the Support and Maintenance Agreement in the amount of USD 3.1 million per year. As at 30 June 2007, the Company had commitment for payments under the terms and conditions stipulated in the contracts in the amount of USD 13.7 million. *(31 December 2006: USD 13.7 million)*

On 4 January 2007, a subsidiary renewed the contracts to acquire leased line Hi-speed internet service from a related company in order to provide internet service to the subsidiary's customers with a contract term of one year and at the monthly fee based on market price.

On 1 May 2006 the Company entered into an agreement to provide circuit rental to a related company for a monthly fee according to the rate and conditions specified in the agreement. The agreement is valid until 26 October 2018.

On 1 May 2006 a related company entered into an agreement to provide Telecom Network to a subsidiary for a monthly fee according to the rate and conditions specified in the agreement. The agreement is valid until 26 October 2018.

On 1 May 2006, the Company entered into contract with a related company under which the Company provides services in management, financial and accounting, marketing, advertising and public relations, legal advisory and assistant, technique and maintenance of telecom network for the related company. The Company receives remuneration at the rate and conditions specified in the agreement. The contract is valid for one year and is renewable on an annual basis.

On 1 May 2006, the Company entered into an agreement with a related company. The Company will provide services as follows:

- Will act as a call center attending to all complaints, and providing required information for the related company clients, including help solving all the problems requested to the related company's customers.

- Arrange the printing of receipts and/or invoices (Billing).

The Company is compensated on a monthly basis according to the rate and condition stated in the contract. The contract is valid for one year with an option to extend for an additional year. The

contract parties may terminate the contract by giving advance written notice to the counterparty of not less than 60 days.

On 1 May 2006 the Company entered into the equipment rental agreement with a related company for a monthly fee. The agreement is valid for one year and renewable on an annual basis. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 30 days.

On 1 October 2006, a subsidiary entered into a coin telephone rental agreement with the Company. The rental is charged on a monthly basis according to the rate stated in the agreement. The contract parties have the right to terminate by giving advance written notice to the counterparty of not less than 30 days in advance.

On 1 October 2006 the Company entered into an overall management, repair and maintenance public telephone contract with a subsidiary. The subsidiary is responsible for installation, transit, maintenance of public telephones, including collection of coins from those public telephones. The Company is compensated according to the rate and condition specified in the contract. The subsidiary has to pay for facilities for staff working in the Company's area at the monthly rate per staff as stated in the contract. The contract is valid for one year and is renewable on an annual basis unless otherwise agreed.

On 1 October 2006 the Company entered into an agreement to provide cars for a subsidiary to rent for public telephone work. The Company is compensated in a monthly basis of Baht 2.58 million. The agreement is valid for one year and renewable on an annual basis. The counterparties have the right to terminate by giving advance notice of 15 days.

The Company and a subsidiary entered into a purchase and installation equipment agreements under the Telephone Services Expansion Project for 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are determined through a bidding process and will be used as reference prices in the next pricing. As at 30 June 2007 the Company had commitments for payment of equipment under the aforesaid agreements in the amounts of approximately Baht 107 million *(31 December 2006: Baht 238 million)*, the Company and a subsidiary had commitments for payment of equipment under the aforesaid agreements in the amounts of approximately Baht 132 million *(31 December 2006: Baht 253 million)*.

The Company provides the fixed-line telephone and value added services to the subsidiaries and various related companies.

A subsidiary had long-term land and building lease agreements with the Company and a related person for periods of 1 to 3 years for its operating sites with a rental fee of approximately Baht 396,000 per month.

On 1 January 2007, the Company has entered into building lease agreements for 3 years with a related company. The Company will receive annual rental fees totalling approximately Baht 484,200.

On 1 May 2007, a related company has entered into a 3-year building rental agreement with a subsidiary company. The rental fee is on a monthly basis according to the rate specified in the agreement.

On 20 March 2007, a subsidiary has entered into telecommunication network rental agreement with a related company for the purpose of rendering service to its customers. The agreement is valid for 1 year and renewable on an annual basis. The rental fee is paid on a monthly basis according to the rate specified in the agreement. The contract parties have the right to terminate by giving advance written notice to the counterparty 30 days.

6 Trade accounts receivable

As at 30 June 2007 and 31 December 2006, the trade accounts receivable are classified by their aging, as follows:

	Consolidated financial statements					
	Within credit terms	Overdue Less than 3 months	Overdue 3-6 Months	Overdue 6-12 months	Overdue Over 12 Months	Total
	(in thousand Baht)					
As at 30 June 2007						
The telephone service subscriber receivable under the Concession Agreement						
- Billed	78,771	-	-	-	-	78,771
- Billed for value added services (see note 16 (b))	609	9,045	7,277	27,285	399,793	444,009
- Unbilled	297,028	154,644	90,773	38,464	235,534	816,443
VAT on the assets transferred	1,362	1,774	1,893	72	3,574	8,675
Receivables from internet service	94,219	46,555	19,558	21,764	8,558	190,654
Trade receivables - others	17,823	11,900	14,368	1,125	5,112	50,328
	489,812	**223,918**	**133,869**	**88,710**	**652,571**	**1,588,880**
Less Allowance for doubtful accounts						(326,554)
Accounts receivable, net						**1,262,326**

	Consolidated financial statements					
	Within Credit Terms	Overdue Less than 3 months	Overdue 3-6 Months	Overdue 6-12 months	Overdue Over 12 Months	Total
	(in thousand Baht)					
As at 31 December 2006						
The telephone service subscriber Receivable under the Concession Agreement						
- Billed	105,814	-	-	-	-	105,814
- Billed for value added services (see note 16 (b))	5,251	8,908	18,377	108,170	291,622	432,328
- Unbilled	247,918	168,032	82,427	69,334	217,734	785,445
VAT on the assets transferred	52	-	72	703	2,872	3,699
Receivables from internet service	81,126	38,478	12,080	8,612	1,969	142,265
Trade receivables - others	7,232	27,657	14,832	1,009	4,280	55,010
	447,393	**243,075**	**127,788**	**187,828**	**518,477**	**1,524,561**
Less Allowance for doubtful accounts						(300,573)
Accounts receivable, net						**1,223,988**

	Separate financial statements					
	Within credit terms	Overdue: Less than 3 months	3-6 Months	6-12 months	Over 12 Months	**Total**
			(in thousand Baht)			
As at 30 June 2007						
The telephone service subscriber Receivable under the Concession Agreement						
- Billed	78,771	-	-	-	-	78,771
- Billed for value added services (see note 16 (b))	609	9,045	7,277	27,285	399,793	444,009
- Unbilled	297,028	154,644	90,773	38,464	235,534	816,443
VAT on the assets transferred	1,362	1,774	1,893	72	3,574	8,675
Trade receivables - others	17,823	11,900	14,368	1,125	5,112	50,328
	395,593	**177,363**	**114,311**	**66,946**	**644,013**	**1,398,226**
Less Allowance for doubtful accounts						(265,849)
Accounts receivable, net						**1,132,377**

	Separate financial statements					
	Within credit terms	Overdue: Less than 3 months	3-6 Months	6-12 months	Over 12 Months	**Total**
			(in thousand Baht)			
As at 31 December 2006						
The telephone service subscriber Receivable under the Concession Agreement						
- Billed	105,814	-	-	-	-	105,814
- Billed for value added services (see note 16 (b))	5,251	8,908	18,377	108,170	291,622	432,328
- Unbilled	247,918	168,032	82,427	69,334	217,734	785,445
VAT on the assets transferred	52	-	72	703	2,872	3,699
Trade receivables - others	7,232	27,657	14,832	1,009	4,280	55,010
	366,267	**204,597**	**115,708**	**179,216**	**516,508**	**1,382,296**
Less Allowance for doubtful accounts						(265,072)
Accounts receivable, net						**1,117,224**

Provision and bad debt expenses derived from trade accounts receivable in the consolidated financial statements for the three-month and six-month periods ended 30 June 2007 amounted to Baht 11.3 million and Baht 26 million respectively *(2006: Baht 77.9 million and Baht 90.5 million respectively)* and in the separate financial statements amounted to Baht 9.5 million and Baht 0.7 million respectively *(2006: Baht 73.7 million and Baht 83.3 million respectively)*. The management believes that the allowance is adequate to cover the possible loss from uncollectible amounts. Besides, the Company has certain means to accelerate the collection of receivables, including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT Plc. "TOT".

As at 30 June 2007, the receivables under the Joint Undertaking and Joint Investment Agreement for the telephone service extension, for which invoices have been issued, included receivables in respect of other value added services such as T-Pin, T-SMS and ADSL, amounting to Baht 444 million *(31 December 2006: Baht 432 million)*. The Company has not received its share of income

from TOT. The Company has recorded the income sharing at the rates initially agreed with TOT. (See Note 16 (b) to the financial statements).

7 Investments in subsidiaries and associate

Movements on investments during the six-month periods ended 30 June 2007 and 2006 were as follows:

	Consolidated financial statements		Separate financial statements	
	2007	2006	2007	2006 (Restated)
	(in thousand Baht)			
Net book value at 1 January	34,238	-	53,500	53,500
Share of losses of investments - equity method	(19,068)	-	-	-
Dividend income	(2,000)	-	-	-
Net book value at 30 June	13,170	-	53,500	53,500
Net book value at 31 December		34,238		53,500

During the six-month periods ended 30 June 2007, the annual general meeting of the shareholders of associate company has approved for dividends payment from the profit of 2006 to shareholders at the rate of Baht 2 per share total amount of Baht 2 million. The dividend was paid on 29 June 2007. The subsidiaries have no dividends payment.

Investments in subsidiaries and associate as at 30 June 2007 and 31 December 2006 were detailed as follows:

Consolidated financial statements

	Ownership interest		Paid-up capital		Cost method		Equity method		Dividends for six-month period ended	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	30 June 2006
	%		*(in thousand Baht)*							
Associate										
Triple T Broadband Co., Ltd.	9.09	9.09	102,500	102,500	2,500	2,500	13,170	34,238	2,000	-

Separate financial statements (restated)

	Ownership interest		Paid-up capital		Cost method		Dividends for six-month period ended	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	30 June 2006
	%		*(in thousand Baht)*					
Subsidiaries								
TT & T Subscriber Services Co., Ltd. and its subsidiary	99.99	99.99	50,000	50,000	50,000	50,000	-	-
Triple T Global Net Co., Ltd.	99.99	99.99	1,000	1,000	1,000	1,000	-	-
Associate								
Triple T Broadband Co., Ltd.	9.09	9.09	102,500	102,500	2,500	2,500	2,000	-
Total			**153,500**	**153,500**	**53,500**	**53,500**	**2,000**	**-**

8 Property, plant and equipment

During the six-month period ended 30 June 2007 the Group and the Company have additionally acquired network equipment and work under installation amount of Baht 166 million and Baht 97 million respectively, *(2006: Baht 201 million and Baht 167 million respectively).*

9 Trade accounts payable

		Consolidated financial statements		Separate financial statements	
	Note	30 June 2007	31 December 2006	30 June 2007	31 December 2006
		(in thousand Baht)			
Related parties	*5*	221,684	179,555	205,053	174,598
Other parties		361,245	313,666	264,161	202,259
Total		**582,929**	**493,221**	**469,214**	**376,857**

10 Finance lease liabilities

Finance lease liabilities as at 30 June 2007 and 31 December 2006 were payable as follows:

	Consolidated financial statements					
	30 June 2007			31 December 2006		
	Principal	Interest	Payments	Principal	Interest	Payments
	(in thousand Baht)					
Within one year	22,265	5,474	27,739	8,488	3,330	11,818
After one year but within five years	69,607	6,942	76,549	42,602	5,929	48,531
Total	**91,872**	**12,416**	**104,288**	**51,090**	**9,259**	**60,349**

11 Long-term loans

As at 30 June 2007 and 31 December 2006, long-term loans consisted of:

	30 June 2007	31 December 2006
	(in thousand Baht)	
US Dollar loan	8,618,790	9,125,787
Baht loan	10,494,321	10,564,342
Total	**19,113,111**	**19,690,129**
Less portion due within one year	(2,251,891)	(2,196,828)
Default principal	(1,075,393)	(303,450)
Total Long-Term Loans, Net	**15,785,827**	**17,189,851**

The Company temporarily postponed the principal repayment of Baht 1,075 million due on 30 June 2007 while still keep on paying interest on a normal rate in full amount. The partial principal repayment has been agreed and paid by the Company in July 2007. Presently, the Company is under negotiation with the creditors regarding principal repayment schedule and the default interest of Baht 2.2 million and USD 0.03 million. The Company anticipated that the agreement with the creditors could be reached within 2007. The Company is in the process of Cash Flow Monitoring

Procedure according to the loan agreements under which the Company is responsible for presenting operation budget to the Instructing Group for approval.

USD Loan Agreement

The objective of this agreement is to restructure the existing USD debts that the Company owed to creditors amounting to approximately USD 418.1 million without incurring any new indebtedness. The Company is obliged to repay USD principal in semi-annual installments according to the proportion specified in the agreement. The first installment was paid on 30 June 2002 and the last installment is payable on 30 June 2017. The USD interest payment calculation is divided into market and sub-market portions based on fixed rate and LIBOR plus the agreed rate specified in the agreement.

Baht Loan Agreement

The objective of this agreement is to restructure the existing Baht debt that the Company owned to creditors of Baht 13,926.9 million without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installments, according to the proportion specified in the agreement. The first installment was paid on 30 June 2002 and the last installment is payable on 30 June 2017. The Baht interest payment calculation is divided into market and sub-market portions, based on MLR plus or minus the agreed rate specified in the agreement.

12 Tranche C warrants ("TCW1" and "TCW2")

During the first quarter ended 30 June 2007, no warrant holders had exercised their rights.

The balances of unexercised warrants are as follows:

	Units					
	Warrants unexercised 1 January	Warrants issued	Warrants Exercised	Warrants unexercised at 30 June	Exercise by Cash or Debt/ Equity Conversion (Baht/share)	Expiry date
Year 2007						
TCW 1	40,074,496	-	-	40,074,496	10	30 December 2008
TCW 2	159,827,890	-	-	159,827,890	10	30 March 2009

13 Equity Stock Option Plan (ESOP) offer to the directors and the executives of the Company

As at 30 June 2007, the Company is preparing for ESOP allocation and had not yet allocated ESOP warrants to the directors and the executives of the Company and subsidiaries.

14 Share capital

Authorized and issued share capital

	2007		2006	
	No. of Shares	Amount	No. of Shares	Amount
	(thousand shares/thousand Baht)			
Authorized:				
At 1 January and 30 June				
Common shares of Baht 10 each	7,000,000	70,000,000	7,000,000	70,000,000
Issued and fully paid				
At 1 January				
Common shares of Baht 10 each	3,242,484	32,424,843	3,225,546	32,255,461
Shares issued by exercise warrant				
RPW	-	-	7	74
TCW 1	-	-	-	-
TCW 2	-	-	-	-
At 30 June				
Common shares of Baht 10 each	3,242,484	32,424,843	3,225,553	32,255,535

Unissued share capital

	Unissued at 1 January 2007	Issued during the period	Unissued at 30 June 2007
	(Number of shares: thousand shares)		
Common shares of Baht 10 each allotted for			
a) debt/equity conversion to Class 7 Creditors	2,011	-	2,011
b) debt/equity conversion to Class 8 Creditors	852	-	852
c) debt/equity conversion to Class 1 & 2 Creditors	815	-	815
d) exercise of Restructuring Plan Warrants	283,858	-	283,858
e) offer to directors and employees of the Group	142,000	-	142,000
f) offer to			
- reserved for exercise of Tranche C Warrant	279,129	-	279,129
- reserved for exercise of the Company's Warrant	39,000	-	39,000
- investors on a private placement	3,009,851	-	3,009,851
	3,757,516	-	3,757,516

15 Segment information

Segment information is presented in respect of the Group's business. The primary format, business segments, is based on the Group's management and internal reporting structure.

Revenue and results, based on business segments, in the consolidated financial statements for the three-month periods ended 30 June were as follows:

	Fixed line telephone service and value added services		Sales of goods		Telecommunication services		Cable wiring service and Others		Unallocated		Total		Elimination		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	(in million Baht)															
Revenue	1,041	1,256	125	67	496	310	128	113	-	-	1,790	1,746	(129)	(238)	1,661	1,508
Interest income	-	-	-	-	-	-	-	-	3	13	3	13	-	-	3	13
Other income	-	-	-	-	-	-	-	-	250	225	250	225	(60)	(27)	190	198
Total revenue	**1,041**	**1,256**	**125**	**67**	**496**	**310**	**128**	**113**	**253**	**238**	**2,043**	**1,984**	**(189)**	**(265)**	**1,854**	**1,719**
Cost of sales and services	-	-	94	41	387	210	143	95	-	-	624	346	(101)	(210)	523	136
Depreciation and amortisation	704	875	-	-	-	-	-	-	4	2	708	877	(2)	(2)	706	875
Unallocated other expenses	-	-	-	-	-	-	-	-	783	725	783	725	(70)	(48)	713	677
Total expenses	**704**	**875**	**94**	**41**	**387**	**210**	**143**	**95**	**787**	**727**	**2,115**	**1,948**	**(173)**	**(260)**	**1,942**	**1,688**
Profit (loss) before interest and income tax expenses	**337**	**381**	**31**	**26**	**109**	**100**	**(15)**	**18**	**(534)**	**(489)**	**(72)**	**36**	**(16)**	**(5)**	**(88)**	**31**

Revenue and results, based on business segments, in the consolidated financial statements for the six-month periods ended 30 June were as follows:

	Fixed line telephone service and value added services		Sales of goods		Telecommunication services		Cable wiring service and Others		Unallocated		Total		Elimination		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	(in million Baht)															
Revenue	2,114	2,663	195	152	917	470	281	236	-	-	3,507	3,521	(268)	(391)	3,239	3,130
Interest income	-	-	-	-	-	-	-	-	4	22	4	22	-	-	4	22
Other income	-	-	-	-	-	-	-	-	642	890	642	890	(87)	(51)	555	839
Total revenue	2,114	2,663	195	152	917	470	281	236	646	912	4,153	4,433	(355)	(442)	3,798	3,991
Cost of sales and services	-	-	137	91	718	322	295	200	-	-	1,150	613	(220)	(348)	930	265
Depreciation and amortisation	1,579	1,737	-	-	-	-	-	-	7	2	1,586	1,739	(3)	(4)	1,583	1,735
Unallocated other expenses	-	-	-	-	-	-	-	-	1,565	1,379	1,565	1,379	(125)	(101)	1,440	1,278
Total expenses	1,579	1,737	137	91	718	322	295	200	1,572	1,381	4,301	3,731	(348)	(453)	3,953	3,278
Profit (loss) before interest and income tax expenses	535	926	58	61	199	148	(14)	36	(926)	(469)	(148)	702	(7)	11	(155)	713

16 International long-distance telephone income from the neighbouring countries and other value added service income

(a) International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. It is the Company's policy to recognize revenue from international long-distance calls from and to neighbouring countries only when such revenue can be reliably estimated.

(b) Other Value Added Service Income

The Company earns income from other value added services, e.g. T-Pin, T-SMS, ADSL and Freephone 1800 service, etc., the rates of income sharing for which are under negotiation and/or arrangement with TOT. Pending agreement with TOT, the Company has recorded the income sharing at the rate initially agreed with TOT. (See Note 6 to the financial statements)

17 Loss per share

Basic loss per share for the three-month periods ended 30 June was calculated as follow:

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006 (Restated)
Loss attributable to ordinary shareholders (thousand Baht)	444,047	368,912	472,284	374,407
Weighted average number of ordinary shares (thousand shares)	3,242,484	3,225,550	3,242,484	3,225,550
Basic loss per share (Baht)	**0.14**	**0.11**	**0.15**	**0.12**

Weighted average number of ordinary share (basic)

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006
		(Thousand shares)		
Share issued at 1 April	3,242,484	3,225,546	3,242,484	3,225,546
Ordinary share issued during the period from exercise warrant (see Note 14)	-	4	-	4
Weighted average number of ordinary shares (basic)	3,242,484	3,225,550	3,242,484	3,225,550

Basic loss per share for the six-month periods ended 30 June was calculated as follow:

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006 (Restated)
Loss attributable to ordinary shareholders (thousand Baht)	883,733	50,921	902,827	40,280
Weighted average number of ordinary shares (thousand shares)	3,242,484	3,225,548	3,242,484	3,225,548
Basic loss per share (Baht)	**0.27**	**0.02**	**0.28**	**0.01**

Weighted average number of ordinary share (basic)

	Consolidated financial statements		**Separate financial statements**	
	2007	2006	2007	2006
		(Thousand shares)		
Share issued at 1 January	3,242,484	3,225,546	3,242,484	3,225,546
Ordinary shares issued during the period from exercise warrant (see Note 14)	-	2	-	2
Basic weighted average number of ordinary shares (basic)	3,242,484	3,225,548	3,242,484	3,225,548

Diluted earnings (loss) per share

Diluted earnings (loss) per share is determined by dividing the net profit (loss) for the period by the weighted average number of shares outstanding during the period after adjusting common stock equivalents, on the assumption that the warrant holders had exercised their rights to convert their warrants wholly into common shares.

The Company did not present diluted loss per share for the three-month and six-month periods ended 30 June 2007 and 2006, because the warrants are anti-dilutive as their conversion to common shares would reduce loss per share.

18 Change in accounting policy

The following change of accounting policy by the Company has no effect on the consolidated financial statements of the Group.

Until 31 December 2006, the Company accounted for its investments in subsidiary and associate companies in its financial statements using the equity method.

On 11 October 2006, the Federation of Accounting Professions (FAP) announced that the Thai Accounting Standard No. 44 (TAS No. 44) "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" is to be revised. FAP announcement No. 26/2006 requires a parent company which has investments in a subsidiary company, an entity under joint control, or an associate company, which is not classified as a "held for sale" investment, to record such investment in accordance with either the cost method or with the recognition and measurement basis for financial instruments (when an announcement is made), instead of the equity method currently used.

Starting from 1 January 2007, the Company has, accordingly, changed its accounting policy for its investments in subsidiary and associate companies in its financial statements from the equity method to the cost method. The change in accounting policy has been applied retrospectively and the Company's 2006 financial statements, which are included in the Company's 2007 interim financial statements for comparative purposes, have been restated accordingly. The effects of the change in accounting policy on the Company's 2007 and 2006 interim financial statements are as follows:

	Separate financial statements			
	2007	2007	2006	2006
	(in thousand Baht)			
Investments in subsidiaries and associates				
Balance at 1 January before change in accounting policy		**138,987**		**189,273**
Balance at 1 April before change in accounting policy	-		**173,137**	
Increase in deficit	-	(85,487)	(119,637)	(135,773)
Balance at 1 January after change in accounting policy		**53,500**		**53,500**
Balance at 1 April after change in accounting policy	-		**53,500**	
Deficit				
Balance at 1 January before change in accounting policy		**(19,146,340)**		**(18,066,538)**
Balance at 1 April before change in accounting policy	-		**(17,748,547)**	
Increase (decrease) in share of profits from investments accounted for using the equity method, net	-	(85,487)	(119,637)	(135,773)
Balance at 1 January after change in accounting policy		**(19,231,827)**		**(18,202,311)**
Balance at 1 April after change in accounting policy	-		**(17,868,184)**	

	Three-month period ended 30 June 2007	Six-month period ended 30 June 2007	Three-month period ended 30 June 2006	Six-month period ended 30 June 2006
	(in thousand Baht)			
Net loss				
Net loss before change in accounting policy	-	-	**(368,912)**	**(50,921)**
Increase (decrease) in share of profits from investments accounted for using the equity method, net	-	-	(5,495)	10,641
Net loss after change in accounting policy	-	-	**(374,407)**	**(40,280)**
(Increase)decrease in loss per share (Baht)	-	-	**(0.0017)**	**0.0033**

19 Assets used as collateral

As at 30 June 2007, the Company's current accounts, savings accounts, fixed deposit accounts, and short-term investments in promissory notes totalling Baht 80 million *(31 December 2006: Baht 187 million)* are provided as collateral to the creditors in accordance with the loan agreements.

20 Commitments and contingent liabilities

(a) As at 30 June 2007, the Company and a subsidiary were contingently liable to a local bank in respect of the letter of guarantee issued by the said bank in favour of other government agencies and contractor companies amounting to approximately Baht 10 million *(31 December 2006: Baht 10 million)*, as collateral for the Company and subsidiary's compliance with the terms of agreements.

(b) The Company and a subsidiary entered into car leasing agreements for a period of 4 years. These long-term lease agreements start and expire on different dates. As at 30 June 2007 and 31 December 2006, the Company and a subsidiary committed to pay the rental under the lease agreements as follows:

	Consolidated financial statements		**Separate financial statements**	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
	(in thousand Baht)			
Due within one year	6,849	17,192	406	571
Between 2 - 4 years	610	1,900	420	567
Total	**7,459**	**19,092**	**826**	**1,138**

(c) The Company and a subsidiary have entered into agreements for the purchase and installation of equipment, in providing telephone and other communication services with the various companies, both local and overseas. As at 30 June 2007, the Company had commitments for payment of the equipment under the aforesaid agreements in the amount of Baht 137 million *(31 December 2006: Baht 118 million)*. The Company and a subsidiary had commitments for payment of the equipment under the aforesaid agreements in the amount of Baht 141 million *(31 December 2006: Baht 148 million)*.

(d) Disputes between the Company and TOT

Change in status of TOT

The Company filed a lawsuit against TOT requesting the Central Administrative Court to order TOT to act in compliance with the Joint Undertaking Agreement Clause 37, which states that "In case of any change in the status of TOT, all powers and authorities held by TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control TT&T. In such event, all of the powers and authorities held by TOT shall be vested in the Ministry of Transport and Communications". The Court accepted the Company's case into consideration on 5 August 2003. On 10 May 2005, the Central Administrative Court decided that the Company won the case. At present, TOT has made an appeal against this decision and the case is being considered by the Supreme Administrative Court.

Reimbursement from TOT in bringing and/or allowing other persons to bring "Value added services under the Joint Operate and Joint Investment Agreement" onto the Company's fixed-line network

On 8 April 2005, the Company submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary, in order to claim against TOT for the reimbursement in bringing and/or allowing other persons to bring special services onto the Company's fixed-line network according to the Joint Operate and Joint Investment Agreement between TOT and the Company. The Company's claim, as of 31 March 2005, was in the amount of Baht 28,096 million, including interest at a rate of MLR+1% on the aforementioned principal amount until the payment is made in full. The Company's claim also requests the normal payment by TOT of the access charges commencing from 1 April 2005 onwards until the expiry of the period under the Joint Operate and Joint Investment Agreement. The Company and TOT had followed the Thai Arbitration Institute's procedure, which TOT submitted their objection of the said matters to the Institute on 30 August 2005. The Company and TOT had completed the appointment of the Arbitrators and the case is now under consideration and investigation.

The reduction of tariff for domestic long-distance telephone service

According to TOT, True Corporation Plc.(former name :Telecom Asia Corporation Plc.) and the Company had mutually agreed on a scheme for tariff reduction for market testing for domestic long-distance telephone calls by applying a service fee rate that was lower than the basic rate as stated in the Joint Undertaking Agreement. This scheme commenced from 1 September 2003 and was extended twice and finally ended on 30 June 2004. Subsequently, TOT has advised the Company that TOT will further extend the use of the flexible service fee rate for the market testing commencing from 1 July 2004 to 31 December 2004, however, the Company did not agree to this and therefore, all three contracting parties were obliged to revert back to using the tariff rate as stipulated in the concession agreement. However, TOT continued to use the reduced rate even after the extension agreement expired. Under the Joint Undertaking Agreement, the Company which has been authorised by TOT to issue invoices for the service fees, is required to issue invoices at the same rate as TOT. Consequently, the adjustment of the service fee rate, under the Joint Undertaking Agreement, has caused a severe reduction in the Company's share of income, thereby causing significant impact on the Company's financial position and the operations under the Joint Undertaking Agreement. After discussions with TOT, the Company sent a letter to TOT advising them of the impact. Despite this, TOT still continued with the adjustment of the service fee rate. Therefore, the Company issued a letter dated 24 January 2005, requesting TOT to reimburse the domestic long-distance fee income for the period from July 2004 to December 2004, amounting to Baht 493 million, together with compensation for the reduction in income from December 2004 onwards, until such time that TOT cancels the service fee reduction. On the other hand, TOT denied any breach of agreement and has counterclaimed that the Company should pay for the revenue loss based on the normal rate.

The Company's legal advisor has given the opinion that the Company has charged the telephone service fee at the same rate as that charged by TOT in compliance with the terms of the Joint Undertaking Agreement. Therefore, TOT has no right to claim that the Company was in breach of the agreement and therefore could not claim for any related loss.

The Company has issued a claim to TOT for compensation on domestic long-distance fee as well as the reduction of revenue sharing from international calls from CAT to the Arbitrator for consideration on 21 October 2005, with the amount of claim being Baht 754 million. TOT had requested for extension of counterclaim 6 times. On 11 April 2006, TOT filed a defence and a counterclaim to the Thai Arbitration Institute in order to cancel the claim and requested the Company to pay for the revenue loss from 1 July 2004 to 31 May 2005 in the amount of Baht 457 million including interest and revenue occurred from 1 June 2005 onwards. On 9 April 2007, the Company submitted the claim to The Thai Arbitration Institute to restate the claimed amount to be Baht 746 million. Thus TOT submitted the counter claim and claim on 22 June 2007 by restate the amount that requested the Company to pay for the revenue loss from 1 July 2004 to 31 May 2005 to be Baht 460 million. The Company and TOT have already appointed the Arbitrator Commissions. At the present the dispute is in the perusing procedure.

Logo on Public Payphone Booth

On 27 September 2005, TOT submitted a case to the Thai Arbitration Institute demanding the Company affix the TOT logo on public telephones and telephone booths, as well as payment for all damages resulting from affixing TT&T logo on the payphones and booths, commencing from October 1997 to September 2005, inclusive, totalling Baht 382 million, plus related interest of 7.5% per annum until final payment. The Company considers that the fixing of the Company's logo on the public phone booths was not done primarily for the purpose of business advertising but rather was for the purpose of maintenance of the assets as the logo identifies who is responsible for repairing the equipment. Therefore, pending the outcome of this matter, the Company has not made any provision for any claim in the Company's financial statements in this fiscal year. On 16 December 2005, the Company filed a defence and a counterclaim to the Thai Arbitration Institute. TOT filed defence of the Company's counterclaim on 9 February 2006. The Thai Arbitration Institute summoned both parties to compromise with each other and requested them to report the progress to the Institute. At present, both parties requested for extension to 10 August 2007.

Equipment Transferred

On 10 October 2005, TOT sent a letter to the Company, requesting payment of compensation for loss of benefit and the cost of damages caused by non-transfer of equipment for the additional extension of the network of 122 telephone exchanges and non-transfer of the SDH equipment totalling Baht 162 million and Baht 3,263 million respectively. Further to receiving this request the Company sent a letter to TOT requesting them to provide the Company with the details of the loss of benefit and the cost of damages for investigation, since the Company considered that the basis of this claim was not clear. On 20 December 2005, TOT sent a letter which informed the Company only the method of compensation for loss of benefit, with no mention of the cost of equipment. At present, the Company is in discussion with TOT regarding the form and the procedures for improving property registration by focusing on speedy and accurate action since after the transfer of ownership of property, the Company has sole right to use, to occupy and to maintain, as well as the sole right to seek interests in the property. The Company has the duty to send all received revenue to TOT and in turn TOT shall allot to the Company from all revenue actually received. In the past, both companies had correctly performed the said duty. The Company believes that on the basis of details provided, the claim from TOT regarding this matter is unjustified and can be defended and accordingly no provision has been made in respect of this claim in these financial statements.

Building of DLC System

On 11 January 2006, TOT submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary, in order to claim against the Company for the building of DLC System and the Company's non-authorised use of telephone numbering in the Samutsakhorn Industrial Estate without any approval by TOT. TOT has claimed for damages of Baht 39.8 million covering the period from April 2003 to December 2005.

On 19 January 2006, the Company received a copy of TOT's arbitration claim. The Executive Department of the Company considers that according to the Joint Operate and Joint Investment Agreement between TOT and the Company, it has acted fully within its rights and it is because of this, the Company has sent all received revenue to TOT, so there are no damages to be claimed by TOT. Therefore no provision has been made in respect of this claim in the financial statements in this fiscal year. On 2 March 2006 the Company filed a defence to such claim to the Thai Arbitration Institute. The Thai Arbitration Institute summoned both parties to compromise and requested them to report its progress to the Institute. At present, both parties requested for extension to 10 August 2007.

T-Pin, T-SMS, ADSL, T-Card services

TOT submitted to the arbitrator the matter for requesting the Company to submit the relevant revenue sharing of T-Pin, T-SMS and ADSL services during the early stage of operations as well as the additional revenue sharing of T-Card service. The Company is in the process of preparing an objection statement on this matter which the arbitrator agreed to extend submission period to 17 August 2007.

Revenues from long-distance telephone service at economic price

Since the first quarter of 2006, the Company has received correspondence from TOT regarding the Y-Tel 1234. The Company and TOT are in the process of providing clarification or finding a conclusion for the said matters.

21 Reclassification of accounts

Certain accounts in the 2006 interim financial statements have been reclassified to conform with the presentation in the 2007 interim financial statements.

END